Third Quarter 2010
Earnings Call Presentation
November 11, 2010

 Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as ‘‘expects,’’ ‘‘anticipates,’’
‘‘intends,’’ ‘‘plans,’’ ‘‘believes,’’ ‘‘estimates,’’ ‘‘projects,’’ ‘‘forecasts,’’ ‘‘will,’’ ‘‘may,’’ ‘‘should,’’ and similar expressions are forward-
looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:
 – unexpected future operating or financial results
 – delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
 – changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
 – our ability to obtain additional financing
 – changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
 – deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels’ useful lives
 – delays or defaults by our contract counter-parties in performing their obligations to us
 – loss of one or more key members of our management team
 – changes in governmental rules and regulations or actions taken by regulatory authorities
 – adverse weather conditions that can affect production of the goods we transport and navigability of the river system
 – the highly competitive nature of the oceangoing transportation industry
 – the loss of one or more key customers
 – unexpected fluctuations in foreign exchange rates and devaluations
 – liabilities from future litigation
 – other factors discussed in the section titled ‘‘Risk factors” in our annual report on form 20-F for the year ended December 31, 2009
 – Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management’s discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.
Forward Looking Statements & EBITDA

($000's)	Nine months ended September 10	Nine months ended September 09	% Change	3Q 10	3Q 09	% Change
Revenues	$173,446	$171,169	1%	$58,609	$58,472	0%
Adjusted EBITDA [1][2]	$51,289	$49,495	4%	$14,045	$14,349	-2%
Net income (loss) as reported	$1,507	($3,652)		($6,978)	($4,180)	67%
EPS as reported	$0.05	($0.12)		($0.24)	($0.14)	66%
Adjustments to net income as reported						
Unrealized non-cash gains on FFAs [3]	0	-		-	-	
Realized net gain on FFAs				1,250		
Income tax on Exchange Variance Provision [4]	682	5,068	-87%	1,956	1,890	3%
Income tax litigation one time event	1,294	0		1,294	0	
Adjusted Net income (Loss)	$3,483	$1,416	146%	($2,478)	($2,290)	8%
Adjusted EPS (In $ per share)	$0.12	$0.05	140%	($0.08)	($0.08)	0%

Ultrapetrol’s 3Q 2010 vs. 3Q 2009 & Subsequent Events Highlights
(1) Includes discontinued operations
(2) A reconciliation of Adjusted EBITDA and Adjusted Net Income to US GAAP measures is available on the Appendix to this presentation
(3) Please refer to our 6-K filed November 10, 2010, with US SEC for a full disclosure on Non-Cash Gains on FFAs
(4) Provision for Income Tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business
3Q 10 revenues increased 54% q-o-q for the River Business and 87% for the Offshore Supply Business, offset by a 56% decrease in Ocean Business revenues driven by the sale of our Capesize fleet counterbalanced by revenues from our new container operation
On September 15, 2010, we delivered our remaining Capesize vessel, Princess Katherine, in accordance with the
MOA entered into on August 4, 2010
On September 28, 2010, we entered into an MOA whereby we agreed to acquire a 2002-built container vessel, M.V.
Argentino, with estimated delivery on November 18, 2010

FINANCIAL HIGHLIGHTS RIVER *($000's)*	Nine months ended September 10	Nine months ended September 09	% Change	3Q 10	3Q 09	% Change
Volumes	**2,948,001**	**2,429,893**	**21%**	**968,701**	**797,515**	**21%**
Revenues	**$89,899**	**$63,525**	42%	**$31,365**	**$20,400**	54%
Voyage Expenses	(33,496)	(28,724)	17%	(11,868)	(9,723)	22%
Running Costs	(24,469)	(22,786)	7%	(9,639)	(7,418)	30%
Administrative and commercial expenses	(8,548)	(7,118)	20%	(3,128)	(2,139)	46%
Other operating income (expenses)	(99)	(57)	74%	(152)	132	
Investment in Affiliates	(220)	22		(88)	29	
Other net	(762)	(666)	14%	(317)	(248)	28%
Segment Adjusted EBITDA	**$22,305**	**$4,196**	**432%**	**$6,173**	**$1,033**	**498%**

River Business 3Q 2010 Highlights
Increase in voyage expenses is mainly attributable to the higher fuel consumption generated by larger net tons transported during 3Q 10 as compared to 3Q 09, coupled with an increase in other port expenses
Fuel prices increased on average 13.7% quarter on quarter, resulting in higher fuel expenses compensated by fuel adjustments in revenues
Running costs increased 30% mainly as a result of the greater number of operational pushboats in 3Q
10 relative to 3Q 09
The 9-month EBITDA of $22.3 million exceeds any full year EBITDA - beginning to show improved efficiencies of operation
21% increase in net tons transported q-o-q
$11.0 million or 54% increase in Revenues in third quarter:
   Larger net tons transported increased revenue by $8.3 million
   $1.0 million increase due to fuel price adjustment ($1.05/ton)
   $1.7 million increase in other river services

9-m 2010 vs 9-m 2009 - Breakdown per Ton Transported
Difference 9-m 10 vs. 9-m 09
Decrease in Other Voyage Expenses (Excluding Fuel)	$1.27 or -27%
Decrease in Running Costs	$1.08 or -11%
Total decrease in Operating Costs (Excluding Fuel )	$2.35 or -17%
Freight rates increased mostly as a consequence of tariff renegotiations held with our clients and by better cargo mix, as well as fuel price adjustments which are neutral (pass-through) to our earnings
Effect of increase of net tons transported on cost per ton carried
Our average running cost per ton decreased $1.08 or 11%
consistent with the increase in the cargo carried partially
counterbalanced by the increase in barge maintenance costs.
We may however see costs increase further during the rest of
2010 if local currencies revalue compared to the U.S. dollar or if inflation measured in local currencies is not corrected by an equivalent devaluation
The comparison between our decreasing costs per ton for
the first nine months of 2010 compared with 2009 is partially distorted by the very low net tons transported of 2009
(In $ / Net Ton Transported)	9-m 10	9-m 09	Difference
Average Freight Rate	$28.02	$23.74	18%
Difference	$4.28
	Of which
Fuel adjustment explains	$1.79 or 42%
Average price increases and cargo mix explain	$2.49 or 58%

Million Hectares & Tons
0
1
2
3
4
5
6
7
8
1.2
2.9
1.4
3.5
1.4
3.5
1.6
4.5
1.9
3.9
2.0
4.0
2.4
3.6
2.4
5.9
2.7
6.9
2.6
4.0
2.7
7.2
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Seeded Area
Production

Corumbá Iron Ore Production
Million Tons
0
0.5
1
1.5
2
2.5
3
3.5
2.301
1.175
3.049
1H 2008
1H 2009
1H 2010

- River Business Strategy set for long-term growth

River Business 3Q 2010 Overview and Outlook
• River Business results have been robust
during 3Q 10 and nine months ended
September 2010
• Iron ore production levels have normalized
after a drop during 2009
• More efficient cost structure will allow higher
margins as volume increases
(1) Source: USDA Foreign Agricultural Service - Updated November 1, 2010
USDA soy production for Paraguay is estimated at 7.2 million tons in 2010 80% increase with respect to FY 2009
• Our new Punta Alvear Yard is in full operation
• Zonda I, our new 8,300 BHP heavy fuel-powered
pushboat, has been operational since May 22, 2010 -
performance has exceeded expectations in terms of
speed and pushing capacity
• Pampero I, Cavalier X and Asuncion on dry-dock for
engine replacement - estimated to be delivered between
4Q 2010 and 1Q 2011
• Seven additional pushboats are set to be re-engined
until 1Q 2012 as part of our original re-engining program
- Estimated annual savings: $13.0 million
Paraguayan Soybean Seeded Area & Production (1)

Capacity (In DWT)
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
-
June 30, 2010-2015 67% expected increase
1,023,508
48,160
117,200
130,000
130,000
130,000
130,000
685,360
30-Jun-10
2H 2010
2011
2012
2013
2014
2015
Total

Total Added
Capacity
Only player in Hidrovia with significant barge-building capability
Our barge building facility is currently set to produce a total of 20 tank barges until March 2011 (Almost 40.3% of our current tanker barge fleet capacity)
Starting 2011, the shipyard will initiate the production of dry barges at a rate of one per week
Total (tank + dry barge) carrying capacity is estimated to increase 67% by 2015 (from June 30, 2010)
We estimate that producing Jumbo-sized barges will be approximately 40% cheaper than any alternative source
Static Capacity Growth

Revenues & EBITDA (In $ millions)
120
100
80
60
40
20
0
79.1
18.5
93.4
17.7
111.7
14.4
85.7
3.3
114.0
26.2
2006
2007
2008
2009
2010 Approx Estimate (1)
Revenues adjusted for fuel price pass-through effect
Segment EBITDA

River Business Outlook - Pro-Forma
(1) Source: Company estimates

FINANCIAL HIGHLIGHTS OFFSHORE SUPPLY *($000's)*	Nine months ended September 10	Nine months ended September 09	% Change	3Q 10	3Q 09	% Change
Revenues	$39,385	$25,784	53%	$13,737	$7,328	87%
Voyage Expenses	(2,764)	(2,660)	4%	(984)	(1,941)	-49%
Running Costs	(18,361)	(12,120)	51%	(6,149)	(4,350)	41%
Administrative and commercial expenses	(5,706)	(4,591)	24%	(2,044)	(1,705)	20%
Other operating income (expenses)	610	0		0	-	
Net income attributable to non-controlling interest in subsidiaries	(328)	(26)	1162%	(55)	199	
Other net	3	1.00	200%	0	12	
Net gains (losses) on derivatives	-	241		-	126	
Segment Adjusted EBITDA	**$12,839**	**$6,629**	**94%**	**$4,505**	**($331)**	

UP AGUA-MARINHA

Offshore Supply Business 3Q 2010 Highlights
 Our revenues increased 87% in 3Q 10 from 3Q 09. All our existing vessels are chartered long term at strong rates
            • Our UP Topazio was operating in the North Sea at relatively low rate during 3Q 09 and was repositioned to Brazil on August 21, 2009 - Vessel currently on a 3-year charter with Petrobras
            • Our UP Rubi commenced her 4-year time charter in Brazil on September 2009 as opposed to a full period operation in 3Q 10
            • Our UP Safira and UP Esmeralda were operating in the North Sea during 3Q 09 and were later re-
            positioned in Brazil where they began their new long term charters with Petrobras
            • UP Agua-Marinha and UP Diamante were re-chartered during 3Q 09 to Petrobras for 3 additional years at a higher rate than what they obtained under their previous contracts fixed in 2007
 $1.0 million decrease in voyage expenses q-o-q mostly associated with the $1.5 million penalty for late delivery of our UP Rubi in 3Q 09, partially offset by higher brokerage commissions of our UP Esmeralda and UP Safira associated with their higher revenues derived from their long term charters with Petrobras
Running costs increase of 41%
            • UP Rubi in operation for full 3Q 10 as opposed to 3Q 09
             • General increase in crew and maintenance costs in 3Q 10 relative to 3Q 09

35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
$ / Day
24,185
31,414
22,881
19,823
28,029
24,524
8,527
28,562
3Q 2008
1H 2009
1H 2010
3Q 2009
3Q 2010
Brazil
North Sea
UP AGUA-MARINHA

Offshore Supply Business 3Q 2010 Overview
Six vessels in Operation in Brazil:
(1) Company calculations / data
(2) Includes income related to delay and loss of hire insurances in 2008 - basis calendar days
Our 6 PSVs are now operating in Brazil for
Petrobras on 3-4 year term contracts with
earnings which exceed the best historical average
experienced so far
North Sea & Brazilian Fleet Daily Average Time Charter (1) (2)
Our North Sea vessels were
repositioned into Brazil during 2H
2009 and 1Q 2010

NEW VESSELS AND PURCHASE OF NEW EQUIPMENTS

Petrobras critical resources demand will drive Brazilian and international industry

Critical Resources	Current Situation (Dec/09)	Delivery Plan (to be contracted) Accumulated Value		
		By 2013	By 2015	By 2020
Drilling Rigs Water Depth Above 2.000 m	5	26	31	53*
Supply and Special Vessel	254	465	491	504
Production Platforms SS e FPSO	41	53	63	84
Others (Jacket and TLWP)	79	81	83	85

Supply Vessel

Drilling Rigs

Production Platform (FPSO)

26 RIGS CONTRACTED, 28 MORE TO BE BUILT BY 2020:

- Until 2013: 13 rigs contracted before 2008 and 1 rig relocated from international operations*; +12 new rigs contracted in 2008 , through international bidding;
- 2013-2020: Bidding process in progress, to contract 28 rigs to be built in Brazil.

STRATEGIC PLAN PETROBRAS 2020

* The rig reallocated from international operations, expire in 2015, so it is not considered in the 2020 accumulated value

BR PETROBRAS

16

Well positioned to profit from current & future developments in booming Brazilian market: $224 Bn CAPEX

 Strong foothold in Brazil - 6 existing PSVs fully committed on 3 & 4 years employments with Petrobras
 Anticipating strong demand for PSVs in Brazil, 6
 additional vessels have been put on order
 PSVs under construction will double our existing fleet in
 next 18 months
(1) Deliveries have been delayed therefore these dates should not be considered as final
Offshore Supply Business Outlook - Growth Initiatives
4Q 10
2Q 11
3Q 11
4Q 11
UP Turquoise
1 PSV
2 PSVs
1 PSV
 Bharati V-386
1 PSV
Bharati V-387
Delivery dates (informed by Yards) (1)
CHINA
INDIA
Bharati V-382
1Q 11
UP Jasper
1 PSV
UP Jasper and UP Turquoise (Chinese-built): Launched
V-381 / V-382 / V-386 (Indian-built): Keel laid
V-387 (Indian-built): Steel Cutting in progress
Bharati V-381

60
50
40
30
20
10
-
Revenues & EBITDA (In Millions)
26.3
13.7
41.5
18.6
43.9
21.5
35.4
7.2
50.5
17.2
2006
2007
2008
2009
2010 Approx Estimate (1)
Revenues
Adjusted EBITDA

Offshore Supply Business Outlook
(1) Source: Company estimates

FINANCIAL HIGHLIGHTS OCEAN *($000's)*	Nine months ended September 10	Nine months ended September 09	% Change	3Q 10	3Q 09	% Change
Revenues	**$44,162**	**$81,860**	-46%	**$13,507**	**$30,744**	-56%
Voyage Expenses	(8,280)	(14,603)	-43%	(3,457)	(6,772)	-49%
Running Costs	(21,889)	(24,036)	-9%	(7,608)	(7,917)	-4%
Administrative and commercial expenses	(5,938)	(6,207)	-4%	(2,085)	(2,456)	-15%
Other operating income (expenses)	(214)	1,150		(64)	0	
Net Gains (Losses) on derivatives, net	10,270	-		901	-	
Unrealized non-cash gains on FFAs	0	-		1,250	-	
Investment in Affiliates	(21)	15		2	(12)	
Net income attributable to non-controlling interest in subsidiaries	-	-		-	0	
Other net	83	65	28%	92	38	142%
Segment Adjusted EBITDA	**$18,173**	**$38,244**	**-52%**	**$2,538**	**$13,625**	**-81%**

NO SMOKING
AUSTRAL

Ocean Business 3Q 2010 Highlights
Ocean Business revenue and voyage expenses decrease is mostly attributable to the sale of our remaining Capesize vessel, Princess Katherine, delivered on September 15, 2010, as well as by the decrease in the net gains on derivatives and unrealized gains on FFAs
During 3Q 09, we had four Capesize vessels in operation as opposed to only a partial quarter of the
Princess Katherine in 3Q 10
Decrease in revenues and voyage expenses mainly mitigated by the entry into operation of our new containership MV Asturiano in May 2010
Running Costs have also decreased with the sale of our Capesize ships counterbalanced with higher crew costs in our Product Tankers as well as the full third quarter operation of our MV Asturiano

We operate a fleet of 4 product tankers
Our fleet is employed in South America on long term charters with Oil Majors
Local demand for modern capacity is very stable
Product Tanker Fleet
Tanker and Capesize Fleet Overview

With the delivery of our remaining Capesize vessel, Princess Katherine, on September
15, 2010, we have completed our temporary exit from the Bulk Carrier sector given our view of the orderbook size of this sector. We expect that interesting opportunities for re-entry will exist in the future
FFA coverage reclassified to non-hedge accounting for remainder 2010 and 1Q 2011 -
During 3Q 10, the company has had inflows of $5.3 million on account of settlements of outstanding OTC and Cleared FFA contracts
As of November 1, 2010, the mark-to-market of our remaining outstanding FFAs was
$2.7 million
Capesize Fleet 3Q 2010 Overview and FFA reclassification

Montevideo
Buenos Aires
Mar del Plata
Bahia Blanca
Puerto Madryn
Puerto Deseado
Ushuaia
Tierra del Fuego

Liner Service
M.V. Asturiano
On February 26, 2010, we agreed to purchase MV
Asturiano, a 2003-built container vessel of 13,700 dwt and
1,118 TEUs
The vessel has commenced operation on May 21, 2010
Primary Route: Ushuaia-Buenos Aires-Montevideo
Vessel currently on its 10th voyage with cargo volume
steadily picking up
Expected to break-even in 2H 2010 operation
M.V. Argentino
On September 28, 2010, we agreed to purchase MV
Argentino, a 2002-built container vessel of 12,600 dwt and
1,054 TEUs, with estimated delivery on November 18, 2010
Potential Route: Río Grande do Sul-Buenos Aires-
Montevideo-Ushuaia-Punta Arena
Container Vessel Market

Container Vessel Outlook
The regional Container market has been in constant growth until late 2008 and has recently shown robust indications of recovery but with strategic and logistical differences
Global demand is bringing very large, long distance container vessels (excess of
10,000 TEUs per vessel) creating a tendency towards high TEU capacity transportation concentrated into specific and strategically located ports
Feeder service operators would then distribute cargo to other ports
Using the voyage pro-forma parameters for regular operation of the service which the first vessel (MV Asturiano) has already reached, each container vessel contributes approximately $3 million to EBITDA annually
Exploring a niche market that is flag protected which represents a competitive advantage against global operators

140
120
100
80
60
40
20
-
Revenues & EBITDA (In $ millions)
49.9
43.1
39.2
20.8
58.4
24.7
133.2
91.8
105.6
46.8
53.1
16.7
2005
2006
2007
2008
2009
2010 Approx Estimate (1)
Revenues
Segment EBITDA

Ocean Business Outlook
(1) Source: Company estimates

In thousands of dollars	4Q 10	2011	Total
River Business			
Re-engining and repowering Project	5,635	10,000	15,635
Barge building	5,530	26,884	32,414
Barge Re-bottoming	4,184	6,000	10,184
Total River Business	**15,350**	**42,884**	**58,234**
Offshore Supply Business			
4 PSVs Construction in India		39,623	39,623
2 PSVs Construction in China	5,260	5,260	10,520
Dry docks		1,200	1,200
Total Offshore Supply Business	**5,260**	**46,083**	**51,343**
Ocean Business			
Purchase of container feeder M.V. Argentino	12,240		12,240
Purchase of container feeder #3			-
Dry docks	188	1,400	1,588
Parana Petrol upgrading works	666		666
Total Ocean Business	**12,428**	**1,400**	**13,828**
Ultrapetrol Total CAPEX	**33,038**	**90,367**	**123,405**

4Q 2010-2011 Total CAPEX = $123.4 Million
Cash & Cash Equivalents as of September 30, 2010 of $37.4 million
Undrawn portion of DVB / Natixis Financing as of September 30, 2010: Up to $69.5 million
Two Chinese PSVs post-delivery financing in December 2010 and 1Q 2011: Total $40 million
This table is provided as a general guide of expected Capital Expenditures under the assumption that certain long term strategies are implemented and all assets / ships can be purchased / built at desired prices and delivered within expected timeframes. This program may change in the future according to the view the Company may have of any particular part of our business at a given point in time.
Expected Expansion CAPEX Program
$146.9 million

($000's)	Nine months ended September '10	Nine months ended September '09	% Change	3Q 10	3Q 09
Revenues					
Attributable to River Business	$89,899	$63,525	42%	$31,365	$20,400
Attributable to Offshore Supply Business	39,385	25,784	53%	13,737	7,328
Attributable to Ocean Business	44,162	81,860	-46%	13,507	30,744
Total revenues	**173,446**	**171,169**	**1%**	**58,609**	**58,472**
Voyage expenses					
Attributable to River Business	(33,496)	(28,724)	17%	(11,868)	(9,723)
Attributable to Offshore Supply Business	(2,764)	(2,660)	4%	(984)	(1,941)
Attributable to Ocean Business	(8,280)	(14,603)	-43%	(3,457)	(6,772)
Total voyage expenses	**(44,540)**	**(45,987)**	**-3%**	**(16,309)**	**(18,436)**
Running costs					
Attributable to River Business	(24,469)	(22,786)	7%	(9,639)	(7,418)
Attributable to Offshore Supply Business	(18,361)	(12,120)	51%	(6,149)	(4,350)
Attributable to Ocean Business	(21,889)	(24,036)	-9%	(7,608)	(7,917)
Total running costs	**(64,719)**	**(58,942)**	**10%**	**(23,396)**	**(19,685)**
Amortization of Dry Dock & Intangible Assets	(3,259)	(3,105)	5%	(1,346)	(880)
Depreciation of Vessels and Equipment	(22,256)	(27,548)	-19%	(7,225)	(9,485)
Administrative and commercial expenses	(20,192)	(17,916)	13%	(7,257)	(6,300)
Other operating income (expenses)	297	1,093	-73%	(216)	132
Operating profit	**$18,777**	**$18,764**	**0%**	**$2,860**	**$3,818**
Attributable to River Business	10,685	(5,372)		2,253	(2,186)
Attributable to Offshore Supply Business	7,908	2,168	265%	2,664	(2,216)
Attributable to Ocean Business	184	21,968	-99%	(2,057)	8,220
Segment Adjusted EBITDA					
Attributable to River Business	22,305	4,196	432%	6,173	1,033
Attributable to Offshore Supply Business	12,839	6,629	94%	4,505	(331)
Attributable to Ocean Business	18,173	38,244	-52%	2,538	13,625
Discontinued Operations	(510)	(1,260)	-60%	0	(402)
Financial Income	292	287	2%	89	69
Other financial expense	(1,810)	1,399		740	355
Adjusted EBITDA	**$51,289**	**$49,495**	**4%**	**$14,045**	**$14,349**

Quarter-on-Quarter Ultrapetrol’s Income Statement

($000's)	Nine months ended	Nine months ended	3Q 10	3Q 09
Revenues	$173,446	$171,169	$58,609	$58,472
Voyage Expenses	(44,540)	(45,987)	(16,309)	(18,436)
Running Costs	(64,719)	(58,942)	(23,396)	(19,685)
Depreciation and amortization	(25,515)	(30,653)	(8,571)	(10,365)
Loss on write-down vessels	0	0	0	0
Administrative and commercial expenses	(20,192)	(17,916)	(7,257)	(6,300)
Other operating income (expenses)	297	1,093	(216)	132
Operating income	**18,777**	**18,764**	**2,860**	**3,818**
Financial expense and other Financial expenses	(20,932)	(16,359)	(5,964)	(5,373)
Financial Income	292	287	89	69
Net Gains on Derivatives, net	10,270	241	901	126
Investment in Affiliates	(241)	37	(86)	17
Other, net	(676)	(600)	(225)	(198)
Income Taxes	(5,140)	(4,728)	(4,498)	(2,432)
Net income attributable to non-controlling interest in subsidiaries	(328)	(26)	(55)	199
Net income (loss) from continuing operations	**2,022**	**(2,384)**	**(6,978)**	**(3,774)**
Basic EPS from continuing operation	$0.07	($0.08)	($0.24)	($0.13)
Income (loss) from discontinued operation	(515)	(1,268)	0	(406)
Basic EPS from discontinued operation	($0.02)	($0.04)	$0.00	($0.01)
Net income (loss) attributable to Ultrapetrol (Bahamas) Ltd	**$1,507**	**($3,652)**	**($6,978)**	**($4,180)**
EPS (In USD)	$0.05	($0.12)	($0.24)	($0.14)
Adjusted EBITDA	**$51,289**	**$49,495**	**$14,045**	**$14,349**
Adjustments to net Income as reported				
Income tax on Exchange Variance Provision	682	5,068	1,956	1,890
Non-cash (gains) losses on FFAs (1)	0	0	1,250	0
Income tax litigation one time event	1,294	0	1,294	0
Adjusted net income (loss)	**$3,483**	**$1,416**	**($2,478)**	**($2,290)**
Adjusted EPS (In $)	**$0.12**	**$0.05**	**($0.08)**	**($0.08)**

Quarter-on-Quarter Ultrapetrol’s Income Statement
(1) A reconciliation of Adjusted EBITDA to US GAAP measures is available on the Appendix of this presentation

($000's)	At September 30, 2010	At December 31, 2009
ASSETS		
Current assets		
Cash and cash equivalents	$37,408	$53,201
Restricted Cash	1,661	1,658
Accounts receivable, net of allowance for doubtful accounts of $ 270 and $ 411 in 2010 and 2009, respectively	24,920	16,402
Operating supplies	3,875	3,743
Prepaid expenses	5,388	4,210
Receivables from derivatives instruments	4,589	16,885
Other receivables	18,128	15,547
Other current assets	666	2,684
Total current assets	**96,635**	**114,330**
Non-current assets		
Other receivables	14,497	16,256
Restricted cash	1,181	1,181
Vessels and equipment, net	583,568	571,478
Dry dock	6,317	5,281
Investment in affiliates	1,546	1,787
Intangible assets	1,194	1,456
Goodwill	5,015	5,015
Other non-current assets	7,852	8,390
Deferred income tax assets	8,120	7,760
Total non-current assets	**629,290**	**618,604**
TOTAL ASSETS	**$725,925**	**$732,934**
LIABILITIES AND EQUITY		
Current liabilities		
Accounts payable	$21,304	$13,707
Accrued interest	6,670	2,008
Current portion of long-term financial debt	21,097	21,286
Other liabilities	8,247	8,977
Total current liabilities	**57,318**	**45,978**
Non-current liabilities		
Long-term financial debt net of current portion	376,174	384,245
Deferred income tax liability	15,241	13,033
Other non-current liabilities	2,817	1,095
Total non-current liabilities	**394,232**	**398,373**
Total liabilities	**451,550**	**444,351**
EQUITY		
Common stock, $0.01 par value: 100,000,000 authorized shares; 29,943,653	338	338
Additional paid-in capital	271,008	269,958
Treasury stock 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated earnings	18,864	17,357
Accumulated other comprehensive income (loss)	(1,555)	15,538
Total Ultrapetrol (Bahamas) Limited stockholders equity	**269,167**	**283,703**
Non-controlling interests in subdidiares	5,208	4,880
Total equity	**274,375**	**288,583**
TOTAL LIABILITIES AND EQUITY	**$725,925**	**$732,934**

Ultrapetrol’s Balance Sheet

Thank You
Questions & Answers

Cash flows from operating activities to Adjusted EBITDA reconciliation

($000's)		Period ended Sep-10		Sep-09
Total cash flows provided by operating activities		17,202		26,184
Total cash flows (used in) investing activities		(23,805)		(66,917)
Total cash flows (used in) from financing activities		(9,190)		(23,272)
Net cash provided by operating activities from continuing operations	$	19,161	$	25,769
Net cash (used in) provided by operating activities from discontinued operations	$	(1,959)	$	415
Total cash flows from operating activities	$	17,202	$	26,184
Plus				
Adjustments from continuing operations				
Increase / Decrease in operating assets and liabilities		(6,936)		2,407
Expenditure for dry docking		7,643		3,006
Income Taxes		5,140		4,728
Financial Expenses		19,122		17,758
Loss on disposal of assets		724		-
Net loss attributable to non-controlling interest		(328)		(26)
Adjustment attributable to UP Offshore declassification		(15,933)		-
Gains on derivatives, net		10,270		-
Other adjustments		(2,997)		(2,836)
Adjustments from discontinued operations				
Increase / Decrease in operating assets and liabilities		1,444		(1,683)
Expenditure for dry docking		-		-
Financial Expenses		5		8
Other adjustments		-		-
EBITDA as defined in the Notes due 2014 from continuing operations	$	35,866	$	50,806
EBITDA as defined in the Notes due 2014 from discontinued operations	$	(510)	$	(1,260)
Consolidated EBITDA as defined in the Notes due 2014	$	35,356	$	49,546
Plus				
Adjustment attributable to UP Offshore declassification	$	15,933	$	-
Non-cash gain on FFAs		-		(51)
Unrealized non-cash gain on FFAs		-		-
Adjusted Consolidated EBITDA	**$**	**51,289**	**$**	**49,495**

Appendix
 Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the
 Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in the Indenture governing the Company’s 9% First Preferred Ship Mortgage Notes due 2014. We do not intend for Adjusted
 EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management’s discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

($000's)	River	Offshore Supply	Ocean	TOTAL
	Period Ended September 30, 2010			
Segment operating profit	$10,685	$7,908	$184	$18,777
Depreciation and amortization	12,602	5,256	7,657	25,515
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(220)	(328)	(21)	(569)
Net Gains on derivatives, net	-	-	10,270	10,270
Other net	(762)	3	83	(676)
Unrealized non-cash gains on FFAs	-	-	0	0
Segment Adjusted EBITDA	**$22,305**	**$12,839**	**$18,173**	**$53,317**
Items not included in Segment Adjusted EBITDA				
Financial income				292
Other financial income				(1,810)
Adjusted Consolidated EBITDA from continuing operations				$51,799
Adjusted Consolidated EBITDA from discontinued operations				($510)
Adjusted Consolidated EBITDA				**$51,289**

($000's)	River	Offshore Supply	Ocean	TOTAL
	Period Ended September 30, 2009			
Segment operating (loss) profit	($5,372)	$2,168	$21,968	$18,764
Depreciation and amortization	10,212	4,245	16,196	30,653
Investment in affiliates / Net loss attributable to non-controlling interest in subsidiaries	22	(26)	15	11
Gains on derivatives, net	-	241	-	241
Other net	(666)	1.00	65	(600)
Segment Adjusted EBITDA	**$4,196**	**$6,629**	**$38,244**	**$49,069**
Items not included in Segment Adjusted EBITDA				
Financial income				287
Other financial expenses				1,399
Adjusted Consolidated EBITDA from continuing operations				$50,755
Adjusted Consolidated EBITDA from discontinued operations				($1,260)
Adjusted Consolidated EBITDA				**$49,495**

Appendix (cont’d) - Segment operating profit to
Adjusted EBITDA reconciliation

($000's)	Thrid Quarter Ended September 30,2010 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	$2,253	$2,664	($2,057)	$2,860
Depreciation and amortization	4,325	1,896	2,350	8,571
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(88)	(55)	2	(141)
Gains on derivatives, net	-	-	901	901
Other net	(317)	-	92	(225)
Realized net gain on FFAs	-	-	1,250	1,250
Segment Adjusted EBITDA	**$6,173**	**$4,505**	**$2,538**	**$13,216**
Items not included in Segment Adjusted EBITDA				
Financial income				89
Other financial expenses				740
Adjusted Consolidated EBITDA from continuing operations				$14,045
Adjusted Consolidated EBITDA from discontinued operations				$0
Adjusted Consolidated EBITDA				**$14,045**

($000's)	Thrid Quarter Ended September 30,2009 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	($2,186)	($2,216)	$8,220	$3,818
Depreciation and amortization	3,438	1,548	5,379	10,365
Investment in affiliates / Net loss attributable to non-controlling interest in subsidiaries	29	199	(12)	216
Gains on derivatives, net	-	126	-	126
Other net	(248)	12.00	38	(198)
Segment Adjusted EBITDA	**$1,033**	**($331)**	**$13,625**	**$14,327**
Items not included in Segment Adjusted EBITDA				
Non-cash (gains) losses on derivatives, net				-
Financial income				69
Other financial expenses				355
Adjusted Consolidated EBITDA from continuing operations				$14,751
Adjusted Consolidated EBITDA from discontinued operations				($402)
Adjusted Consolidated EBITDA				**$14,349**

Appendix (cont’d) - Segment operating profit to
Adjusted EBITDA reconciliation

Vessel Name	Description	DWT / TEU	Contract
Miranda I	Handysize / Product Tankers	6,575	Time Charter
Alejandrina		9,219	Time Charter
Amadeo		39,530	Time Charter
Austral		11,299	Time Charter
MV Asturiano	Container Vessel	1,118	Liner Service
Paraná Petrol	Inland Tank Barge	43,000	
Argos I	Oceangoing Pushboat	N/A

Ocean Fleet as of November 11, 2010
Appendix (cont’d)